FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   June 2003
Commission File Number 333-7182-01


                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X         Form 40-F
                             ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                    No  X
                        ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


                                       (I)

The decision of the Securities Commission on the approval of the terms and conditions of the issue and prospect for bonds - see the exhibit to this report.

                                      (II)

        Notice on extension of the agenda of the Ordinary General Meeting

The Board of Directors of CEZ, a. s., with its registered seat in Prague 4, Duhova 2/1444, PSC 140 53, Business Identification No.: 45 27 46 49, entered in the Commercial Register maintained by the Municipal Court in Prague, Section B, File 1581,

in accordance with the provision of Section 182 (1) (a) of the Commercial Code and Article 9 (8) a) of the company's Articles of Association, pursuant to the request of a shareholder - the National Property Fund of the Czech Republic, Business Identification No. 41 69 29 18, registered seat: Prague 2, Rasinovo nabrezi 42, PSC 128 00 "("National Property Fund of the Czech Republic")",

           hereby extends the agenda of the Ordinary General Meeting,

                called by virtue of a notice published on May 15,
                 2003, to be held on June 17, 2003 from 2 p.m.,
                           at Duhova arena, Pardubice,
      Sukovo nabrezi 1735, entry from the guarded parking lot marked "CEZ",

and adds to the agenda a matter requested by the National Property Fund of the Czech Republic, namely, "Decision on remuneration of the members of the company's bodies".


                                                Board of Directors of CEZ, a. s.

                                      (III)

      Statement made at the press conference held in Pilsen on June 3, 2003


CEZ announced on May 5, 2003 the decision to sell the majority share in Severoceska energetika, and the intent to commence negotiations for the swap of minority shares with E.ON and RWE.

The negotiations on the swap with E.ON of JCE and JME shares for ZCE and VCE shares, and the swap with RWE of the minority share in PRE for a share in STE are still in progress.

At yesterday's press conference, the procedure to be used in case that the agreement with E.ON is not reached was discussed. After a number of meetings initiated by CEZ, E.ON is yet to accept an equal swap of minority shares, and conditions this step on the transfer of one of the majority shares in REAS. In light of the fact that the transfer of the majority share would not have a transparent form, CEZ's management would expose itself to legal risks. CEZ stated that it began to prepare for the selection of an advisor for the sale of minority shares in JCE and JME, and the majority share in SCE. There is no other logical way to meet the generally known conditions imposed by the Competition Office. The advisor could be selected in the fall of this year and the sale effected subsequently.

It was not mentioned at the press conference that CEZ would announce a tender for the sale of the majority and minority shares, as erroneously announced by the Czech News Agency. We have requested a retraction from the Czech Press Agency.

Ladislav Kriz
Press Spokesman


4. 6. 2003

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.
                                                    ------------------------
                                                         (Registrant)

Date: June 4, 2003

                                                     /s/ Libuse Latalova
                                                   By:______________________
                                                         Libuse Latalova
                                                  Head of Finance Administration